UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-19086

NOTIFICATION OF LATE FILING

☐Form 10-K	☐Form 11-K	☐Form 20-F	☒Form 10-Q
☐Form N-SAR

For Period Ended: July 31, 2012

☐Transition Report on Form 10-K	☐Transition Report on Form 10-Q
☐Transition Report on Form 20-F	☐Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	Drinks Americas Holdings, Ltd.
Former name if applicable
Address of principal executive office	4101 Whiteside Street,
City, state and zip code	Los Angeles, CA 90063

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant quarter has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.  The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                                    Federico Cabo                                       (323) 266-8765
                                (Name)                                         (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Drinks Americas Holdings, Ltd.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 14, 2012		/s/ Federico Cabo
	By:	Federico Cabo
	Title:	Chairman, Chief Executive Officer and President

Explanation of Change for Results of Operation
For the Quarterly Period Ended July 31, 2012

It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-Q.  The registrant anticipates its results of operations to reflect an increase in gross margin for the three month period ended July 31, 2012 from the three month period ended July 31, 2011.  The increase in gross margin is attributable to the transition in business model with the addition of distribution rights acquired from Worldwide Beverage Imports, LLC in addition to a premium product selling strategy targeting premium price points for products, low overhead and targeted marketing.  Furthermore, the registrant anticipates its results of operations to reflect an increase in total operating expenses.  The increase in expenses were attributable to increased sales commissions, marketing and sales expenses related to an increase in revenues and brand ambassadors and selling staff associated with the companies increased sales.